INVEST IN **PARLAY CAFE**

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2021's Hottest Franchisor! We Fill the Niche Between Coffee Shop & Co-Working

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parlay café

parlay.cafe   Temecula CA

Food | Retail | Technology | App | B2B

OVERVIEW   DETAILS   UPDATES 24   WHAT PEOPLE SAY 87   ASK A QUESTION 57

Highlights

1. Our Members Lounge is Designed for Social Distancing with Safe, Luxurious Spaces to Work or Relax
2. A "Haven" Where Remote Workers and Digital Nomads Can Go To Escape the Chaos of the Home Office
3. Three Revenue Streams Include Food & Beverage; Membership & Day Passes; and Conference Room Rental
4. Proof of Concept launched in Temecula, CA in 2019. Broke-even in 5 months.
5. Now Franchising! Aiming to Open 1,000 Locations in 10 Years or less.
6. The Pandemic Will Pass, But Remote Work is Here to Stay with a Huge Anticipated Demand for Parlay Cafe Locations
7. Founder has Previous Successful Exits in Franchising and SAAS with excellent returns for investors.

Our Founder



Don Mastrangelo Founder | CEO

Successful exits from previous technology ventures providing significant return for investors

I came up with the idea 30 years ago when I started my first "traveling" job. While coffee shops and co-working spaces have evolved, home-based workers still needed a better place to work, meet and relax.

Its Official! Our Franchising Program Has Been Completed, and Our Franchise Sales Process Has Begun! The Covid-19 Pandemic Will Pass, But Working From Home is Here to Stay....

From Home is Here to Stay!...

Millions of companies had already been considering gradually phasing out expensive offices in favor of home offices by 2030. Parlay Cafe caters to people who work from home, and the Covid-19 Pandemic has accelerated our opportunity, as it has become clear that many companies with millions of workers have experienced no decline in productivity and now plan to reduce corporate overhead and keep workers in their home offices.

The Parlay Cafe concept is based on the premise that as workers shift from conventional to home offices they will need and desire a place away from the home office to occasionally work, meet with clients, conduct interviews etc. Our franchisees will be providing a much needed haven for these new home based workers:


LOBBY
COFFEE BAR
MAIL ROOM
MEMBERS LOUNGE
BREAKROOM
11
RESTROOM
12
VESTIBULE
18
RESTROOM
14
DATA
15

The lobby is open to the public, but you must be a Member or purchase a Day Pass to access the Members Lounge!

30 Years Ago...

I was 26 and got my first "traveling" job. It was a great job, but the travel was brutal! I would get on a plane every Sunday night, then get home late the next Friday. The upside was frequent flyer points and upgrades - I especially loved having access to the VIP lounge at the airport. I often thought "Why doesn't somebody build a network of coffee shops for people like us? With a separate VIP Lounge like you find at the airport – soundproof phone booths, a few small conference rooms - away from the grinders, blenders and screaming kids..."


parlay café
WORK | MEET | RELAX

Home-Based Workers Need a Better Place to Work, Meet & Relax!

I'm a serial entrepreneur - over the past three decades I have built and sold several businesses. After my last successful technology exit, I decided it was time to bring this amazing concept to the world. Our proof-of-concept location is in

to bring this amazing concept to the world. Our proof-of-concept location is in Temecula, California - It's a hit - and achieved break-even in five months with happy, repeat paying customers eager to see us open more locations. We're on to something BIG here - we hope that Temecula is the first of 1,000 company owned and franchised locations, although that cannot be guaranteed.



The Members Lounge offers phone booths, super high speed and secure wi-fi, day use lockers, and private restrooms - all secluded from the grinders, blenders and other distractions in the lobby.

Its a Hit!

Everyone who walks in is blown away. We get new Members and inquiries from potential franchisees every week! Now we are ready to open 4-5 new company stores and complete the franchising process.



How is Parlay Cafe Different than WeWork or Regus?

Most shared-workspace offerings are very large operations located in industrial or office buildings and "feel" like an office. Parlay Cafe outlets are located in malls and neighborhood retail centers and "feel" like an airport lounge with an upscale coffee shop. In a typical metro area a competitor may open one 15,000 - 60,000 sf outlet, where Parlay Cafe would strategically open multiple 2,500 sf outlets in the same market. We are the alternative to the local coffee shop for those who are willing to pay a premium for a better experience. A member can drop in to any location at any time, similar to a chain gym membership.



Regus
(1) WeWork, (2) Regus, (12) Parlay Cafe:
• Same Overall Size & Overhead
• Which Would You Join?
• Out & About - Where Would You Stop?
Regus

Forward-looking projections cannot be guaranteed.

Why Franchising?

•Both company owned and franchised units are required to build our brand quickly
•Many prospective Franchisees are not excited about burgers and sandwiches - they are looking for a business they can enjoy building
•Strategically placed company owned units will spark interest and help sell franchises in each market
• A portion of royalties are dedicated to marketing and building our brand.



Three Equal Revenue Streams:

- Food & Beverage
- Day Passes & Membership
- Conference Room Rental


parlay café

Expected Impact of Covid-19 Pandemic:

The impact of the recent pandemic will affect franchise companies in different ways, some positive and some negative. We believe that Parlay Cafe will be one of the concepts that will thrive as the Covid-19 Pandemic passes. We have just finished a minor remodel to allow Social Distancing throughout the Members Lounge. Parlay Cafe franchisees will be providing a much needed haven for these new home based workers. A further opportunity exists to create corporate memberships that allow companies to provide access to Parlay Cafe for all of their home based workers. This perk will be a minimal expense to companies who have just enjoyed immense cuts in overhead costs.


parlay café
WORK | MEET | GATHER
CONFERENCE & MEETING ROOMS